Filed Pursuant to Rule 253(g)(2)

File No. 024-10919

IROQUOIS VALLEY FARMLAND REIT, PBC

SUPPLEMENT NO. 2 DATED JANUARY 15, 2020

TO THE OFFERING CIRCULAR DATED APRIL 25, 2019

This document supplements, and should be read in conjunction with, the offering circular of Iroquois Valley Farmland REIT, PBC (“we”, “our”, “us” or the “Company”), dated April 25, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”), and as supplemented by us from time to time. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering; and
•	Update the status of Company dividend payments for the year 2019.

Status of our Offering

This status update replaces in its entirety the “Status of our Offering” reported in the Company’s Supplement No. 1, as filed with the SEC on January 3, 2020.

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A+ (the “Offering”) of $50,000,000 in shares of our common stock on May 3, 2019.

As of January 10, 2020, we raised total aggregate gross Offering proceeds of approximately $2,831,964.18 and had issued approximately 4,727.82 shares of our common stock in the Offering.

The Offering is expected to terminate on the date on which the maximum offering amount has been raised; provided however, that our Board of Directors may terminate the Offering at an earlier time.

2019 Dividend

On January 15, 2020, the Company announced that consistent with its accounting, dividend, and finance policies, it would not be issuing a dividend to shareholders for the year 2019. There are several factors that drove this outcome. First of all, wet weather in the Midwest and subpar performance of dairy farms in our portfolio had a negative impact on 2019 taxable earning, thereby negating the requirement to pay a dividend. Furthermore, we provided holders of eligible shares an opportunity to redeem common stock for cash in 2019 through the Company’s new Stock Redemption Program. Finally, as we enter 2020, we desire to maintain a higher cash balance to support our current strong deal pipeline.